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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 14D-9


                                AMENDMENT NO. 1


                               ALFA LEISURE, INC.
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                       (Name of Subject Company [Issuer])


                               ALFA LEISURE, INC.
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                      (Name of Person(s) Filing Statement)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    015394109
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                      (CUSIP Number of Class of Securities)


                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
      500 Newport Center Drive, Suite 700, Newport Beach, California 92660;
                                  949/719-6000
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 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)



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ITEM 1.  SECURITY AND SUBJECT COMPANY

         The class of equity securities to which this statement relates is common stock, no par value (Common Stock"). The name of the subject company is Alfa Leisure, Inc. ("Company") and the address of its principal office is 13501 5th Street, Chino, California 91710.


ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to the tender offer dated April 30, 1998 by Johnnie R. Crean. Mr. Crean's business address is 13501 5th Street, Chino, California 91710.


ITEM 3.  IDENTITY AND BACKGROUND

         (a) This statement is filed by Alfa Leisure, Inc. The business address of Alfa Leisure, Inc. is 13501 5th Street, Chino, California 91710.

         (b) The Company leases its manufacturing facilities and executive offices from Hercules Land Holding, Inc., a California corporation of which Mr. Crean is the sole shareholder. The Company pays monthly rent of $12,932 pursuant to a five (5) year lease with three (3) options to extend for three (3) years each. The lease provides the Company with the option to acquire the property and facilities at any time during the lease term at the market value as determined by appraisal by an MAI certified appraiser. Based on an informal market survey, the Company believes that the monthly rental rate for the property and facilities is consistent with local market rates. Prior to the acquisition of the property and facilities by Hercules Land Holding, Inc., Mr. Crean had leased the property and facilities for $8,324 per month pursuant to a December 19, 1980 lease and subleased the property to the Company. During the fiscal year ended April 30, 1997 and 1996, the Company paid lease payments of $13,065 and $11,977 per month, respectively, to Mr. Crean.

         Mr. Crean borrows money from and repays money to the Company from time to time. During the fiscal years ended April 30, 1997 and 1996, the largest amounts of money which Mr. Crean owed to the Company on any one date were $439,792 and $402,390, respectively. A portion of Mr. Crean's obligation to the Company is represented by an unsecured promissory note in the amount of $402,390 which bears interest at the rate of nine percent (9%) per annum. It is anticipated that the amount of Mr. Crean's indebtedness to the Company will fluctuate during fiscal year 1998.

         The Company has collateralized Mr. Crean's personal indebtedness of $184,000 to a third party lender with a deed of trust on a 1.4 acre lot which is used as the parking lot for the Company's Chino, California manufacturing facility. Mr. Crean transferred this property to the Company in 1989 subject to the existing debt which was structured on an interest only basis.

         Mr. Crean has personally guaranteed the Company's $2,000,000 line of credit with Merlin Financial, Inc. Purchaser's personal guaranty of the Company's Promissory Note dated March 31, 1992 is secured by a pledge of all of Purchaser's shares of Common Stock and by Mr. Crean's interest in the above-referenced lease for the Company's facilities in Chino, California.


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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) The Company is not advising holders of the securities being sought by the bidder to accept or reject the offer. The Company is expressing no opinion and is remaining neutral toward the tender offer.

         (b) The Board of Directors of the Company (excluding Mr. Crean who abstained from voting) determined that it would be inappropriate for the Board of Directors to advise the shareholders of the Company whether or not to sell their shares of common stock of the Company. The Board of Directors of the Company (excluding Mr. Crean who abstained from voting) decided that they would not recommend that the shareholders of the Company accept or reject the tender offer because they were unable to determine whether or not the purchase price is fair or whether or not it is in the best interests of the individual shareholders of the Company to accept or reject the tender offer. While the Board of Directors of the Company (excluding Mr. Crean who abstained from voting) believes that the value of the Company's shares exceeds the tender offer price, an investment in the common stock of the Company is an illiquid investment. Depending upon the individual financial circumstances and investment goals of a shareholder, a shareholder may benefit from selling the shares of common stock at the tender offer price as a means of liquidating the shareholder's investment. A shareholder choosing to accept the tender offer price will not have the opportunity to participate in any future growth of the Company but will have the opportunity to use the proceeds from the sale of the shares for other investment opportunities which may be more or less favorable than retaining the shares of common stock of the Company.


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         No persons or class of persons will be employed, retained or compensated by the Company or by any person on behalf of the Company, to make solicitations or recommendations to security holders.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) On April 24, 1998, Mr. Crean purchased 12,000 shares of common stock from a stockholder of the Company who is not an affiliate of Mr. Crean or the Company at a purchase price of $.50 per share. The purchase was made at the request of the stockholder.

         On April 27, 1998, Mr. Crean purchased 23,000 shares of common stock from a stockholder of the Company who is not an affiliate of Mr. Crean or the Company at a purchase price of $.50 per share. The purchase was made at the request of the stockholder.

         (b) The Company has been informed that no executive officer, director or affiliate of the Company intends to tender to the bidder securities of the class of securities being sought by the bidder which are held of record or beneficially by such persons.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) There is no negotiation being undertaken or underway in response to the tender offer which relate to or would result in:

             (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or its subsidiaries;

             (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (iii) a tender offer for or other acquisition of securities by or of the Company; or

             (iv) any material change in the present capitalization or dividend policy of the Company.


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         (b) Inapplicable


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Inapplicable


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Inapplicable

         (b) Inapplicable

         (c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate incorporated by reference from schedule 14D-1 filed by Purchaser on May 12, 1994, Exhibit 11(c).



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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 26, 1998                         ALFA LEISURE, INC.


                                           By: /s/  Johnnie R. Crean
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                                               Johnnie R. Crean, President



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